UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.   )*

Under the Securities Exchange Act of 1934

Altaba Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

021346101

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 021346101	SCHEDULE 13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS David Filo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 60,623,562
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 60,623,562
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,623,562
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%(1)
12	TYPE OF REPORTING PERSON IN

(1)	Based upon 873,378,068 shares of Altaba Inc. common stock outstanding at September 30, 2017 as reported in the Altaba Inc. Report on Form 8-K filed with the SEC on November 20, 2017.

CUSIP No. 021346101	SCHEDULE 13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

Altaba Inc. (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

140 E.45th Street 15th Floor, New York, NY 10017

Item 2(a)	Name of Person Filing:

David Filo

Item 2(b)	Address of Principal Business Office or, If None, Residence

1008 Bryant St., Palo Alto, CA 94301

Item 2(c)	Citizenship

See Row 4 of cover page

Item 2(d)	Title of Class of Securities:

Common stock, par value $0.001 per share

Item 2(e)	CUSIP Number:

021346101

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a) Amount Beneficially Owned: See Row 9 of cover page.

(b) Percent of Class: See Row 11 of cover page.

(c) Number of shares as to which the person has:

i. Sole power to vote or to direct the vote: See Row 5 of cover page.

ii. Shared power to vote or to direct the vote: See Row 6 of cover page.

iii. Sole power to dispose of or to direct the disposition of: See Row 7 of cover page.

iv. Shared power to dispose or to direct the disposition of: See Row 8 of cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 021346101	SCHEDULE 13G	Page 4 of 6 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 021346101	SCHEDULE 13G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2018

David Filo

/s/ David Filo

CUSIP No. 021346101	SCHEDULE 13G	Page 6 of 6 Pages

POWER OF ATTORNEY

The undersigned constitutes and appoints Julie Kwon and Anne G. Plimpton as the undersigned’s true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for the undersigned and in the undersigned’s name, place and stead, to sign any and all Securities and Exchange Commission statements of beneficial ownership of securities of Altaba Inc. (the “Company”) on Schedules 13D and 13G and Form 13H as required under Section 13 of the Securities Exchange Act of 1934, as amended, and any amendments thereto, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Company and any stock exchange on which any of the Company’s securities are listed, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each act and thing requisite and necessary to be done under said Section 13, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, and each of them, may lawfully do or cause to be done by virtue hereof.

A copy of this power of attorney shall be filed with the Securities and Exchange Commission.  The authorization set forth above shall continue in full force and effect until the undersigned revokes such authorization by written instructions to the attorneys-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 1st day of February, 2018.

David Filo

/s/ David Filo